Exhibit 99.1

Intelligent Group Limited Announces Extraordinary General Meeting

Hong Kong, March 4, 2026 — Intelligent Group Limited (NASDAQ: INTJ) (“we”, or “the Company”) today announced that it will hold the extraordinary general meeting of shareholders (the “Meeting”) at 9:00 am on March 31, 2026, Hong Kong time (9:00 pm on March 30, 2026, U.S. Eastern time) at Unit 1203C, Level 12, Admiralty Centre, Tower 1, 18 Harcourt Road, Admiralty, Hong Kong. The Board of Directors of the Company has established the close of business on March 4, 2026, U.S. Eastern time (the “Record Date”), as the record date for determining shareholders entitled to notice of, and to vote at, the Meeting and any adjournments or postponements thereof.

The purpose of the Meeting is to:

(1)	increase the Company’s maximum number of authorised shares and create a new class C ordinary shares each with a par value of US$0.0002 and five hundred (500) votes per share at a meeting of the members of the Company such that the Company will be authorised to issue a maximum of 10,000,000,000 shares each with a par value of US$0.0002 divided into (i) 9,800,000,000 class A ordinary shares each with a par value of US$0.0002, (ii) 190,000,000 class B ordinary shares each with a par value of US$0.0002 and (iii) 10,000,000 class C ordinary shares each with a par value of US$0.0002 (the “Increase of Authorised Share Capital and Creation of Class C Ordinary Shares”); and

(2)	approve the adoption of the Amended and Restated Memorandum and Articles of Association with effect immediately upon the Increase of Authorised Share Capital and Creation of Class C Ordinary Shares taking effect.

ABOUT INTELLIGENT GROUP LIMITED

Intelligent Group Limited has been deeply rooted in Hong Kong for many years and successfully listed on the NASDAQ in March 2024. As a public relations group in Hong Kong to focus on producing financial content, Intelligent Group Limited is committed to providing high-value public relations services to the financial sector, helping listed companies enhance their brand influence through precise “data + content” driven communications. Through close collaboration with over 100 securities firms and more than 150 financial analysts, the company has focused on driving financial institutions, investors, and businesses with efficient content-driven public relations services. Intelligent Group operates in Hong Kong, Guangzhou, and Shenzhen, providing top-tier communications services to leading companies in the Hong Kong and U.S. stock markets.

For more information, please visit Intelligent Group’s website: intelligentjoygroup.com

For enquiry, please contact Intelligent Group Limited:

Annie Lin

Phone: (852) 57496688

Email: anne.lin@intelligentjoy.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that are based on the management’s current expectations, estimates, and assumptions about future economic conditions, industry performance, company operations, and financial results. These statements are not guarantees of future events or performance and involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements due to factors such as changes in economic conditions, market trends, industry developments, and operational factors. There can be no assurance that the expected events or outcomes will occur as anticipated.

In the event of any discrepancies with press releases from other sources, this version as published on the Company’s website shall prevail.